GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Date: July 13, 2022

US Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

U.S.A.

Dear Sirs,

Re:	GREEN VISION BIOTECHNOLOGY CORP. Form 10-K for the fiscal year ended December 31, 2021 Filed March 31, 2022 File No. 000-55210

We refer to your comments and request for further information in relation to our subject filing in your letter dated June 28, 2022. Please refer to following paragraphs for our response to your comments and/or   requested for information. For ease of reference, we have repeated the Commission’s comments and adopted the numbering of paragraphs in this response.

Form 10-K for the fiscal year ended December 31, 2021

Item 1. Business, page 2

1.

We note your proposed changes in response to previous comment 1 and re-issue the comment in part. Please specifically state at the onset of Part I that you are “not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.”

Response

The relevant statement to be added on the onset of Part I Item 1. Business will be revised as follows :-

“The Company is not a Chinese operating company but a Nevada holding company with operations conducted by our subsidiaries in Cayman Islands, BVI, Hong Kong SAR and mainland China.”

Our other proposed changes in response to previous comment 1 remain unchanged.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

2.

We refer to the statement in your proposed changes in response to previous comment 7 that “[s]ave and except disclosed herein (please refer to our response to Question 3(4)(ix) above), we have never been denied any permissions or approvals for such operation.”

Your response to Question 3(4)(ix) does not indicate that you were previously denied any permission or approval for your operations. Please clarify what disclosure you are referring to in this cross reference.

Response

The initial intention for cross reference to Question 3(4)(ix) was to highlight the Chinese government’s paradigm shift in recent years from chemical biofertilizers towards environmentally friendly and green biofertilizers.

However, to avoid causing confusion, we propose to delete this cross reference in our proposed changes in response to previous comment 7.

3.

We note your proposed response to previous comment 3 with respect to the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please expand on this discussion to:

•	disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless;

Response

We propose to add the following to our proposed response to previous comment 3:

Legal and Operational risks associated with being based in or having the majority of the Company’s operations in China

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Risks arising from the legal system in China include:

1.	risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and

2.

risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in our operations and/or the value of our securities.

Risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice

GVBT is a holding company, and we conduct our operation through our subsidiaries in Cayman Islands, BVI, Hong Kong and the mainland China. Our operations are primarily located in the mainland China and our clients are China corporates or individuals.

The Chinese government has throughout these years exercised substantial control over each and every sector of the Chinese economy via legislation and state ownership. Adopting a civil law system as opposed to a common law system, the Chinese government is at liberty to promulgate new laws, regulations, interpretations or reinterpretations of existing laws and regulations with little to no advance notice without being bound by prior court decisions. In recent years, the Chinese government has intensified its interference in economic matters involving foreign investment, corporate organization, governance, commerce, taxation, and trade. For these reasons, the legal framework in China is vigorously evolving and the environment which our operations maneuver in is constantly changing. Legal protections available to the Company today may work against us tomorrow, and there is a  possibility that future laws, regulations, interpretations, or re-interpretations of laws and regulations would result in protracted litigation or regulatory enforcement action that could result in the incurrence of substantial costs and diversion of management attention.

As at today, we are not materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or upon foreign investment in China-based issuers. However, there remains uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us. In addition, these laws and regulations may be interpreted and applied inconsistently by different authorities. New laws, regulations, and other government directives in the PRC may also be costly to comply with. Such compliance or non-compliance may delay our development or increase our operating costs. Furthermore, such new amendments to the current legislation are highly uncertain as to how they will affect our daily business operation, listing on an U.S. or foreign exchange operation.

Accordingly, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or upon foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Risk that the Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in our operations and/or the value of our securities

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or upon foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. The promulgation and enactment of new laws or regulations by the Chinese government will restrict or result in unfavorable impact on our business. In such event, the business, financial condition, and results of operations of the Company could be adversely as well as materially affected, resulting in the decrease of value of our securities, even rendering it worthless.

•	disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong; and

Response

We propose to add the following to our proposed response to previous comment 3:

On April 21, 2020, the SEC and the PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in certain “restrictive markets,” including China. The joint statement emphasized the risks associated with lack of access from the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in the markets where the PCAOB has limited access to the local auditing firms and their work.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

On December 18, 2020, the Holding Foreign Companies Accountable Act (HFCAA) was enacted, pursuant to which an issuer must establish that they are not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm that is not subject to inspection by the PCAOB. If the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities will be prohibited from trading.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA.

Centurion ZD CPA Limited (“CZD”) was retained for the preparation of the audit report for the Company during the period covered by this Form 10-K, i.e., the financial year ended on December 31, 2022.

The Company noted that PCAOB specifically included CZD in Appendix B of its HFCAA Determination Report dated December 16, 2021, notifying the Commission that it was unable to inspect or investigate CZD completely owing to the position adopted by one or more authorities in the Hong Kong Special Administrative Region (“HKSAR”).

The Company understands that PCAOB’s Hong Kong Determination identifying CZD has mainly contributed to GVBT’s being included in the HFCAA Conclusive List on May 20, 2022. The Company is also aware of the risk that trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is enacted.

•	given the Chinese government’s significant oversight and discretion over the conduct of your business, highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Response

We propose to add the following to our proposed response to previous comment 3:

Given the Chinese government’s significant oversight and discretion over the conduct of our business, there is risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or upon foreign investment in China-based issuers, there is risk that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government has occasionally issued statements in relation to crack down on illegal activities in the securities market and promote the high-quality development of the capital market. These statements have the effects of strengthening cross-border oversight of law-enforcement. The Chinese government has also recently published new policies that significantly affected certain industries such as the education and internet industries, and the Company cannot rule out the possibility that it will, in the future, release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. We understand that uncertainties still exist, due to the possibility that laws, regulations, permissions, approvals, or policies in the mainland China could change rapidly in the future.

In the event that any such permissions or approvals are required, or we inadvertently concluded that relevant permissions or approvals were not required, any action taken by the Chinese government could hinder our operations and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

4.

Please expand the discussion provided in response to comment 6 to quantify the accumulated profits eligible for distribution.

Response

The cash transferred inside the organization can be classified as cash inflow and cash outflow.

Cash transferred from holding company to subsidiaries:

The Holding Company (or its HKSAR Subsidiary) obtained loans from various related parties. Then the cash would be lent to other subsidiaries to settle bills and obligations.

Cash transferred from subsidiaries to holding company:

The cash transferred from subsidiaries to Holding Company would be for repayment of loans or dividends.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

During the year ended December 31, 2021, the cash transferred between holding company and subsidiaries were as below:

	Amount transferred from Holding Company to	Amount transferred to Holding Company from
Subsidiary- Lutu International Biotechnology Limited	$Nil	$Nil
Subsidiary- Light Raise Limited	$Nil	$Nil
Subsidiary- Hong Kong Prolific Mineral Resources Holdings Limited	$215,122 (1)	$$212,172 (2)
Shanxi Green Biotechnology Industry Company Limited	$Nil	$Nil

(1)	Amount from Able Lead Holdings Ltd. and other related parties to Holding Company, and then lend to HKSAR Subsidiary for settlement of bills and obligation.

(2)	Payment of administrative expenses, mainly consists of Audit fee and Director fee, by HKSAR Subsidiary on behalf of Holding Company

Dividend distribution, limitation, and tax impact

Up to the date of this report, the Company has accumulated deficit of $7,916,489 and does not have any profits eligible for distribution and has not declared any dividend or any distributions of dividend from subsidiary to the holding company and there are no tax consequences to be occurred. Moreover, the Company has not previously declared or paid cash dividends.

We are a holding company incorporated under the laws of the State of Nevada and principally operated business through our HKSAR and China subsidiaries. Our daily operating cash flows, including any payment of dividends to our shareholders will be highly relied on the fund available to our subsidiaries or funds provided from our related parties.

Our Board has discretion as to whether to distribute dividends from our operating subsidiary located in China, is subject to certain requirements of China law. China regulations may restrict the ability of our China Subsidiary to pay dividends to the holding company. Our China Subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current China regulations permit our China Subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with China accounting standards and regulations. In addition, our China Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, our China Subsidiary as a Foreign Invested Enterprise (the “FIE”), is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our China Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our China Subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

As disclosed in Item 5, no cash dividends were paid during the fiscal years ended December 31, 2021, and 2020. The Company has not paid any cash dividends since inception and does not foresee declaring any cash dividends in the foreseeable future.

Item 9A. Controls and Procedures, page 15

5.

Please refer to your response to comment eight. Your proposed disclosure revisions continue to state that disclosure controls and procedures were effective. We note that you concluded that disclosure controls and procedures were not effective as of March 31, 2022, however you do not give a basis for this conclusion in light of the facts which would appear to be evidence to the contrary. In addition, you did not identify the specific COSO framework used in the revised disclosure. Please provide revised disclosures to address these points.

Response

Please find below our proposed changes to be made in our future filing on Item 9A

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934, the Company’s principal executive officer and principal financial officer have evaluated the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by the Annual Report on Form 10-K. Based on this evaluation, these officers have concluded that as of the end of the period covered by the Annual Report on Form 10-K, our disclosure controls and procedures were not effective and were inadequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting is supported by written policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 using the May 2013 updated criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this evaluation, the management found that:

1.	the existing internal control especially on the control over assurance regarding prevention and timely detection of unauthorized usage and disposition of the Company’s assets were not effective;
2.

do not have full time accounting personnel who have US GAAP experience and education; and considered these were material weaknesses and concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2021.

In an effort to remedy these material weaknesses resulted to the ineffectiveness of internal control over financial reporting in the future, the Company intend to do the following:

•	Top management has reviewed and updated the existing company chop access policy and Delegation of Authority (DOA) for approval process.
•	GVBT management has reviewed all key processes to establish adequate segregation of duties based on the roles and responsibilities.
•	The Delegation of Authority table is reviewed and updated to ensure that transactions are approved properly before processing;
•	Develop a comprehensive training and development plan, for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Financial Manager, and others, in the understanding of principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof on the financial representation and disclosures in the reporting matters.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Despite the material weakness reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Regulatory Statement

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. As a “Smaller Reporting Company” management’s report was not subject to attestation by the Company’s registered public accounting firm.

Consolidated Financial Statements Note 1. Organization and Nature of Business, page F-8

6.

Refer to your response to comment nine. Please confirm that you will revise your disclosure to clarify that you have not received any consulting fees from Lutu during the periods presented, and also disclose this information in your next 10-Q to be filed.

Response

We hereby confirmed that we have not received any consulting fees from Lutu International and Lutu Group during the periods presented and will revise the disclosure in the 10-K/A and the 10-Qs to be filed.

Note 7. Inventories, page F-19

7.	Please refer to your response to comment 10. Please address the following:

•	We acknowledge your explanation for the increase in sales price but it does not appear that you addressed the reasons for the decrease in unit cost. Please revise your disclosure to explain why the unit cost decreased in 2021 as it appears that this was the primary reason for the decrease in cost of sales even though you had a significant increase in revenues.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Response

Please see the following proposed revise disclosure on page 10:

Cost of sales was decreased by $19,045, or 20.4% from $93,218 in the Comparable Year to $74,173 in the FY2021. The decrease was due to change of operation in Shanxi Green Biotechnology Industry Company Limited of the following:

1.	change from mainly self-production to mainly purchase outside;
2.	increase in sales volumes from 287 tonnes in the Comparable Year to 291 tonnes in the FY2021;
3.

while the unit cost decreased from around $324 to $255 per tonnes. In terms of percentage of revenue, cost of sales was 51.1% in the FY2021 as compared to 107.6% in the Comparable Year. The decrease in cost of sales was primarily resulted of obtained the benefit on economic of scale from out-sourcing which is significantly lower in unit cost compared with the unit cost of self-production. The past periods self-production cost composed with a comparatively high fixed cost portion. Given the high fixed cost factor, the management had determined to shift the self-production strategy to sourcing from procurement which yielded lower cost of sales and we ended up with a significant increase in revenues.

Gross profit was increased by $77,494, or 1179.9% from negative $6,568 in the Comparable Year to $70,926 in the FY2021. In terms of percentage of revenue, the gross profit percentage was increased to 48.9% for the FY2021 as compared to negative 7.6% for the Comparable Year. The increase of gross profit was primarily due to the significant rise in the unit sales price from $302 in the Comparable Year as compared to $499 in FY2021 while the unit cost decreased from around $324 to $255 per tons in the FY2021.

•	For your proposed changes to page F-19, you state the provision for inventory was $Nil for December 31, 2021 and 2020. Since there is a balance in the provision of inventory line item in the table, please revise the disclosure to clarify, if true, that there were no additional provisions recorded during the periods presented.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Response

Please see the following proposed change on page F-15 and F-19.

NOTE 2. Summary of significant accounting policies (continued)

Inventories

Inventories primarily consists raw materials, work in progress, finished goods and goods on consignment of manufactured products and merchandise. Inventories are stated at lower of cost or market and net realizable value.

Cost of inventories is calculated on the weighted average basis which approximates cost.

Management regularly reviews inventories and records valuation reserves for damaged and defective returns, inventories with slow-moving or obsolescence exposure and inventories with carrying value that exceeds market value.

Inventory shrinkage is accrued as a percentage of revenues based on historical inventory shrinkage trends. The Company performs physical inventory count of its warehouse once per quarter throughout the year. The reserve for inventory shrinkage represents an estimate for inventory shrinkage since the last physical inventory date through the reporting date.

These reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from expectations.

During the year ended December 31, 2021 and 2020, the reversals of provision for inventory were $21,111 and $89,148, respectively.

NOTE 7. INVENTORIES

Inventories consisted of the following:

	December 31, 2021	December 31, 2020

Raw material	$48,916	$47,657
Work in progress	-	-
Finished goods	1,700	-
Goods on consignment	1,036	23,528
Less: Provision of inventory	(51,652)	(71,185)

Inventories, net	$-	$-

During the year ended December 31, 2021 and 2021, the additional provision for inventory were $Nil and $Nil, respectively.

During the year ended December 31, 2021 and 2020, the reversal of provision for inventory were $21,111 and $89,148, respectively

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

•	It is still not clear what the reversal of the provision of inventory relates to. Please be more specific as to the nature of the reversal since you are no longer in production. Please clarify which line item in the statement of operations the provision of inventory reversal is recorded and also revise your disclosures in MD&A to clarify which line items include these expenses. Specifically quantify how much of the reversal was recorded against cost of sales versus other income. Please explain how your policy complies with ASC 330-10-35-14, ASC 270-10-45-6 and SAB Topic 5BB.

Response

Please see the following proposed change on MD&A.

The reversals of provision for inventory were $21,111 in FY2021 and $89,148 in the Comparable Year, which represented to be the cost of the inventory which was previously been provided as the reserve for inventory shrinkage, but had been physically reused back in the production of products in the reporting year through self-production, sub-contacting or being sold for disposal of obsolete. The reversals amount were reflected back into cost of sales for the production of products through self-production and sub-contracting production, or in corresponding entries which reflected into the other income or negative expense while being sale for disposal of obsolete.

•	Your revised proposed disclosure states that the change in product mix resulted in higher commission expenses. Please revise your disclosure in MD&A to clarify how this increase in expense impacted results, providing quantification of the amounts involved.

Response

Please see the following proposed change of disclosure in MD&A.

Selling expenses were increased by $56,191, or 2038.9%, to $58,947 in the FY2021 from $2,756 in the Comparable Year. In terms of percentage of revenue, the rates were 40.6% in the FY2021 compared to 3.2% in the Comparable Year. The increase was primarily due to the increase of sales commission expenses to stimulate the sales activities, that was correlated to the change in product mix that resulted to the higher commission expenses which was an outcome of the shift from production to marketing oriented operation model adapted by the management. The commission expenses were increased by $56,687, or  2513.8%, to $58,942 in the FY2021 from $2,255 in the Comparable Year.

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GREEN VISION BIOTECHNOLOGY CORP. Rooms 1804-06, 18/F, Wing On House, 71 Des Voeux Road Central, Hong Kong

Should you have any further queries, please do not hesitate to contact the undersigned at +852-2913 9930/+852-9492-9967, or our legal representative in the USA, Mr. Matthew McMurdo, McMurdo Law Group, LLC, at 917-318-2865.

Thank you for your kind attention.

Yours sincerely,

For and on behalf of GREEN VISION BIOTECHNOLOGY CORP.

Lam Ching Wan, William
Chief Executive Officer

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